SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        Schedule 13D


          Under the Securities Exchange Act of 1934
                     (Amendment No. 5)*

               VALUEVISION INTERNATIONAL, INC.
                      (Name of Issuer)

                COMMON STOCK, $.01 PAR VALUE
               (Title of Class of Securities)

                          92047K10
                        (CUSIP Number)

             Montgomery Ward & Co., Incorporated
                    Montgomery Ward Plaza
                   Chicago, Illinois 60671
                   ATTN:  John L. Workman
            (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                     October 21, 1997
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________

1.    Name of Reporting Person:

      Montgomery Ward & Co., Incorporated
________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group:
                                                                  (a)

                                                                  (b) X
________________________________________________________________________

3.    SEC Use Only
________________________________________________________________________

4.    Source of Funds:  WC
________________________________________________________________________

5.    Check box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f):
________________________________________________________________________

6.    Citizenship or Place of Organization:  Illinois
________________________________________________________________________

                        7.    Sole Voting Power: 5,122,143 (But see
                              Items 4 and 5)
Number of               ________________________________________________
Shares
Beneficially            8.    Shared Voting Power: 0
Owned By                ________________________________________________
Each
Reporting               9.    Sole Dispositive Power: 5,122,143 (But
Person                        see Items 4 and 5)
With                    ________________________________________________

                        10.   Shared Dispositive Power: 0
________________________________________________________________________

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      5,122,143 (But see Items 4 and 5)
________________________________________________________________________

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:
________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):16.1% (But see Items 4 and 5)
________________________________________________________________________

14.   Type of Reporting Person:  CO
________________________________________________________________________

________________________________________________________________________

1.    Name of Reporting Person:

      Montgomery Ward Holding Corp.
________________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group:
                                                            (a)

                                                            (b) X
________________________________________________________________________
3.    SEC Use Only
________________________________________________________________________

4.    Source of Funds:  WC
________________________________________________________________________

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):
________________________________________________________________________

6.    Citizenship or Place of Organization:  Delaware
________________________________________________________________________

                        7.    Sole Voting Power: 0
                        ________________________________________________
Number of
Shares                  8.    Shared Voting Power: 5,122,143(1) (But
Beneficially                  see Items 4 and 5)
Owned By                ________________________________________________
Each
Reporting               9.    Sole Dispositive Power: 0
Person                  ________________________________________________
With
                        10.   Shared Dispositive Power:
                              5,122,143(1) (But see Items 4 and 5)
________________________________________________________________________

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      5,122,143(But see Items 4 and 5)
________________________________________________________________________

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:
________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 16.1% (But see Items 4 and 5)
________________________________________________________________________

14.   Type of Reporting Person:  CO
________________________________________________________________________

(1) Solely in its capacity as the sole stockholder of Montgomery Ward & Co., Incorporated, an Illinois corporation.

This statement constitutes Amendment No. 5 to the Statement on
Schedule 13D (the "Schedule 13D") filed March 22, 1995 by Montgomery Ward & Co., Incorporated, an Illinois corporation, and Montgomery Ward Holding Corp., a Delaware corporation in connection with the beneficial ownership of shares of common stock, $.01 par value, of ValueVision International, Inc., a Minnesota corporation. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended through Amendment No. 4 thereto.

Item 2.   Identity and Background.

     The first two paragraphs of Item 2 are hereby amended and restated as follows:

     (a) The undersigned, Montgomery Ward and Co., Incorporated, an Illinois corporation ("MW") and Montgomery Ward Holding Corp., a Delaware corporation ("Holding")hereby file this Statement on Schedule 13D. The foregoing persons and entities are sometimes collectively referred to herein as the "Reporting Persons".

     (b)(c) MW is an Illinois corporation whose principal business is that of retail merchandising and direct response marketing (including insurance). All of the outstanding shares of MW are owned by Holding.

Item 4.   Purpose of Transaction.

     Item 4 is hereby amended and restated as follows:

     The Shares to which this statement relates have been acquired for investment purposes and to influence the direction and management of the Company.

     On March 13, 1995, the Company and MW entered into each of an Operating Agreement (the "Operating Agreement"), a Credit Card License and Receivables Sales Agreement, and a Servicemark License Agreement (collectively, the "Related Agreements"), pursuant to which MW provides the Company with certain operational support, including merchandise sourcing and permitting the use of MW credit cards by the Company's customers.

     Also on March 13, 1995, the Company and MW entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which, on August 8, 1995 (the
"Closing Date"), the Company issued and sold to MW 1,280,000 Shares (the "Purchased Shares") at a price of $6.25 per share, or $8,000,000 in the aggregate. Also pursuant to the Securities Purchase Agreement, on the Closing Date the
Company issued and sold to MW non-transferable warrants (the "Warrants") to purchase an aggregate of 25,000,000 Shares with exercise prices ranging from $6.50 to $17.00 per Share, and an average exercise price of $9.16 per Share. The
Warrants were subject to the terms and provisions of a Warrant Agreement (the "Warrant Agreement") dated August 8,
1995 between the Company and MW, which provided terms with respect to vesting of the Warrants, their expiration, certain termination rights, certain adjustment mechanisms and pre-emptive rights.

     On the Closing Date, the Company and MW entered into a Registration Rights Agreement pursuant to which MW has certain demand and so-called "piggyback" registration rights.

     Pursuant to the Operating Agreement, the Company expanded its board of directors from five members to seven and agreed to nominate and recommend to the stockholders of the Company in the Company's Proxy Statement for its annual meeting of stockholders two individuals designated by MW to fill the two new directorships.

     The foregoing descriptions of the Securities Purchase Agreement, the Operating Agreement, the Warrant Agreement, the Registration Rights Agreement and the Warrants are qualified in their entirety by reference to the texts of such documents, which are filed as Exhibits 1, 2, 6, 7 and 8 hereto, respectively, and incorporated herein by reference.

     On September 5, 1996, MW and the Company entered into a Restructuring Agreement dated as of July 27, 1996 (the "Restructuring Agreement") with respect to a restructuring of the relationship between the Company and MW. The consummation of such restructuring occurred on September 27, 1996 (the "1996 Closing Date"), and on such date the parties entered into, among other agreements, amendments and restatements of the Operating Agreement, the Warrant Agreement and the Registration Rights Agreement. The foregoing description is qualified in its entirety by reference to the Restructuring Agreement (including the exhibits thereto) filed as Exhibit 10 hereto and incorporated herein by reference.

     On the 1996 Closing Date, pursuant to the Restructuring Agreement, in connection with certain revisions to the terms of the Operating Agreement and the Related Agreements and the acquisition by the Company of the assets of Direct, all of the Warrants, other than 7,000,000 Warrants which were currently exercisable, were replaced with new "Series P" warrants to purchase 1,484,467 Shares at an exercise price of $0.01 per Share ("New Warrants") and Direct received New Warrants with respect to 1,484,993 Shares. All New Warrants expire on August 8, 2003 and are fully exercisable.

     The Operating Agreement, as amended and restated, now provides that during the period commencing on the 1996
Closing Date and ending on the first to occur of (x) the date on which MW owns or has the right to own less than 10% of the outstanding common stock of the Company (computed on a fully diluted basis) and (y) the date on which the Operating Agreement terminates, MW will have the right to designate one nominee on the Company's slate of nominees for the Company's Board of Directors. MW, the Company and
Messrs. Robert Johander and Nicholas Jaksich agreed in the amended and restated Operating Agreement to vote all shares over which they have voting power for the election of the slate of directors nominated by the Company, including the MW designees. MW's right to designate individuals to serve as directors of the Company is subject to certain limitations provided in the amended and restated Operating Agreement. John L. Workman, who was originally elected as a director of the Company on August 8, 1995, served as MW's nominee on the Company's board of directors.

     On September 4, 1996, MW, the Company and Merchant Advisors, Limited Partnership ("MALP") entered into an agreement dated as of July 27, 1996 (the "MPLP Agreement") with respect to a contribution to be made by each of MW, the Company and MALP to Merchant Partners, Limited Partnership ("MPLP"). Each of MW and the Company were, at the time, limited partners of MPLP and MALP is the sole general partner of MPLP. Pursuant to the MPLP Agreement, on the 1996 Closing Date, MW contributed to MPLP New Warrants with respect to 1,327,317 Shares and the Company contributed to MPLP New Warrants with respect to 199,097 Shares. MALP concurrently contributed to MPLP cash and a promissory note in an amount determined pursuant to the MPLP Agreement. The foregoing description is qualified in its entirety by reference to the MPLP Agreement filed as Exhibit 11 hereto and incorporated herein by reference.

     Also on the 1996 Closing Date, Direct and its partners made a liquidating distribution of the New Warrants received on the 1996 Closing Date by Direct, and such New Warrants are, therefore, now held directly by MW.

     On September 28, 1996, pursuant to an Exchange
Agreement dated as of September 28, 1996 between MW and the Company (the "Exchange Agreement"), MW exchanged the
7,000,000 exercisable Warrants held by it with the Company for 2,200,000 New Warrants. Following such transaction, MW no longer held any Warrants, but held New Warrants with respect to an aggregate of 3,842,143 Shares. In connection with this exchange, the parties entered into a Second
Amended and Restated Warrant Agreement and a Second Amended and Restated Registration Rights Agreement, each of which contained amendments reflecting the exchange of all remaining original Warrants. The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the text of the Exchange Agreement, which is filed as Exhibit 12 hereto and incorporated herein by reference.

     On October 21, 1997, the Company and MW entered into a letter of understanding, pursuant to which the Company and MW agreed that they would negotiate in good faith definitive agreements regarding a restructuring of the relationship between the Company and MW and seek in good faith approval of such restructuring by the United States Bankruptcy Court, District of Delaware (the "Court"). In the letter, MW also agreed that it would not exercise, sell, transfer or otherwise dispose of any New Warrants nor sell, transfer or otherwise dispose of any of the Purchased Shares, without approval of the Court prior to February 15, 1998 and that it would not seek approval of the Court to do any of the foregoing. The letter contemplates that as a part of the restructuring of the relationship between the Company and MW, MW would return to the Company all of the New Warrants held by MW, that the Company would acquire from MW all of the Purchased Shares for an aggregate consideration of $4,864,000 and that MW's rights to designate a director of the Company would terminate (and, in expectation of such restructuring, Mr. Workman has resigned as a director of the Company). The provisions of the letter of understanding which relate to securities of the Company are attached hereto as Exhibit 17 and incorporated herein by reference.

     The foregoing descriptions of the Amended and Restated Operating Agreement, the Second Amended and Restated Warrant Agreement, the Second Amended and Restated Registration Rights Agreement and the New Warrants are qualified in their entirety by reference to the texts of such documents, which are filed as Exhibits 13, 14, 15 and 16 hereto, respectively, and incorporated herein by reference.

     The Reporting Persons intend to review continuously their investment in the Company and, on the basis of such review and such market and other factors as they may deem relevant, may, subject to the limitations contained in the agreements described above, determine to increase or decrease their investment in the Company. In addition, the designees of MW on the Company's board of directors, if any, may make proposals and take such other actions as are commensurate with their rights and duties as directors.

     Except as described herein, the Reporting Persons have no plans or proposals with respect to the Company that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interests in Securities of the Issuer.

     Item 5 is hereby amended and restated as follows:

     According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1997, as of September 8, 1997, 28,020,778 Shares were outstanding. The calculations made pursuant to this Item 5 assume that the application of Rule 13d-3(d)(1)(i) promulgated under the Act could result in beneficial ownership by the Reporting Persons of all of the Shares subject to the Warrants.

     (a) Including the 3,842,143 Shares subject to the New Warrants held by MW, MW may be deemed to beneficially own (pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) directly 5,122,143 Shares, which constitutes approximately 16.1% of the Shares outstanding including such 5,122,143 Shares. Holding, through its relationship with MW, may be deemed to beneficially own all of the Shares beneficially owned by MW.

     (b) Except as limited by the agreement contained in the Operating Agreement with respect to the election of directors as described in Item 4 above, MW will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Shares reported herein as owned by it. Holding, as the sole stockholder of MW, may be deemed to share voting and dispositive power with respect to all Shares beneficially owned by MW.

     (c) Except as set forth above, the Reporting Persons do not beneficially own any Shares and, except as set forth herein, have effected no transactions in Shares during the preceding 60 days.

Item 7.   Material to be filed as Exhibits.

     Item 7 is hereby amended by adding thereto the following:

Exhibit 17     Excerpts from October 21, 1997 Letter
     Agreement

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 1997

                             MONTGOMERY WARD & CO., INCORPORATED


                             By:  /s/ JOHN L. WORKMAN
                                  John L. Workman, Executive Vice
                                  President


                             MONTGOMERY WARD HOLDING CORP.


                             By:  /s/ JOHN L. WORKMAN
                                  John L. Workman, Executive Vice
                                  President

                          EXHIBIT A

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

Dated: October 23, 1997

MONTGOMERY WARD &                  MONTGOMERY WARD HOLDING CORP.
 CO., INCORPORATED


By:  /s/ JOHN L. WORKMAN           By:  /s/ JOHN L. WORKMAN
     John L. Workman,                   John L. Workman,
     Executive Vice President           Executive Vice President

                         EXHIBIT 17

       Excerpts from October 21, 1997 Letter Agreement


      VALUEVISION INTERNATIONAL, 6740 Shady Oak Road,
                Minneapolis, Minnesota  55433

David T. Quinby
Vice President, General Counsel
  and Secretary


                      October 21, 1997

VIA FACSIMILE AND
FEDERAL EXPRESS

Mr. John Workman
Mr. Phillip Delk
Montgomery Ward & Co.,
  Incorporated
535 West Chicago Ave.
Chicago, IL  60671

Dear John and Phil:

     This letter confirms our understanding reached at the meeting in New York on Tuesday, October 7, 1997 (the "Meeting"), that in consideration of Value Vision International, Inc. ("VV") agreeing to (i) negotiate in good faith definitive agreements regarding the restructuring (the "Restructuring") of its relationship with Montgomery Ward & Co., Incorporated ("MW"), as proposed at the Meeting and set forth on Exhibit A hereto, and (ii) seek in good faith approval of the Restructuring by the United States Bankruptcy Court, District of Delaware (the "Court"), MW agrees as follows:

1. MW will negotiate in good faith definitive agreements regarding the Restructuring;

2. MW will seek in good faith approval of the Restructuring by the Court;

3. MW will not (i) exercise, sell, transfer or otherwise dispose of any warrants to purchase Common Stock, $.01 par value (the "VV Common Stock"), of VV, nor (ii) sell, transfer or otherwise dispose of any shares of the VV Common Stock, without approval of the Court or prior to February 15, 1998; and

4. MW will not seek approval of the Court to (i) exercise, sell, transfer or otherwise dispose of any warrants to purchase the VV Common Stock, nor (ii) sell any shares of the VV Common Stock, prior to February 15, 1998.

                          *   *   *


                         Very truly yours,

                         VALUEVISION INTERNATIONAL, INC.


                         /s/DAVID T. QUINBY
                         David T. Quinby

  The foregoing is agreed to and accepted this 22nd day of October, 1997.



                         MONTGOMERY WARD & CO., INCORPORATED



                         By  /s/ PHILIP D. DELK
                           Its  Vice President